Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

19 October 2012

Appendix 3B and cleansing notice

Mission NewEnergy Limited (ASX:MBT, Mission or the **Company)** attaches an Appendix 3B for the allotment of 1,417,860 fully paid ordinary shares in the Company under the placement announced 8 October 2012.

The shares were issued pursuant to the Company's 15% placement capacity at a price of A$0.0705 per share, raising approximately $100,000 before placement expenses.

Mission hereby notifies ASX (as the operator of the prescribed financial market on which Mission's ordinary shares are quoted) under section 708A(5)(e) of the Corporations Act 2001 ("Act") that:

1. the Company issued the shares without disclosure to investors under Part 6D.2 of the Act;
2. at the date of this notice
   a. the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company; and
   b. the Company has complied with section 674 of the Act; and

3. at the date of this notice there is no excluded information (as that expression is defined in sub-sections 708A(7) and 708A(8) of the Act) in relation to the Company.

Guy Burnett
Company Secretary

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity

Mission NewEnergy Limited (the "Company")

ABN

63 117 065 719

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,417,860 Fully Paid Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares – same as current quoted class of ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Fully paid ordinary shares – Yes, ordinary shares issued rank equally from date of issue.
5	Issue price or consideration	Fully paid ordinary shares were issued at A$0.0705.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	For general corporate purposes
6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h *in relation to the +securities the subject of this Appendix 3B*, and comply with section 6i	No
6b	The date the security holder resolution under rule 7.1A was passed	
6c	Number of +securities issued without security holder approval under rule 7.1	

+ See chapter 19 for defined terms.

6d	Number of +securities issued with security holder approval under rule 7.1A	
6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	
6f	Number of securities issued under an exception in rule 7.2	
6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	
6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	
6i	Calculate the entity's remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 October 2012

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in section 2 if applicable)	10,870,275	Ordinary (MBT)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in section 2 if applicable)	505,904	Series 2 convertible to 2,023,216 Fully Paid Ordinary Shares subject to adjustments in accordance with the Terms and Conditions of the Notes. (MBTAS)
		1,995,009	Warrants (MBTAK). Exercise price A$15.00, expiry date 1 May 2014. If at any time on or after April 15, 2012 the immediately preceding 20 trading day volume weighted average price (as published by or derived from ASX) is at least A$50.00, the Company may give written notice to each warrant holder that if such holder does not exercise its Warrants within 15 days from the date of such notice, then the Warrants would expire on that 15th day.
		1,000,000	28 April 2014 Warrants (MBTAO). Exercise price of $15.00. If at any time on or after 15 April 2012 the immediately preceding 20 trading day volume weighted average price (VWAP) is at least at A$50.00, the Company may give written notice to each Warrant holder that if such holder does not exercise its Warrants within 15 days from that date of such notice, then the Warrants would expire on that 15th day.
		1,600	Performance Rights (MBTAI) Vesting conditions attached to each of the performance rights are as follows. a) Achievement of an EPS of $7.5 in the period ended 30/06/2013.

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....19/10/2012..............
(Director/Company secretary)

Print name: ....Mr Guy Burnett..

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital	
Step 1: Calculate "A", the base figure from which the placement capacity is calculated	
Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	
Add the following: • Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2 • Number of fully paid ordinary securities issued in that 12 month period with shareholder approval • Number of partly paid ordinary securities that became fully paid in that 12 month period *Note:* • *Include only ordinary securities here – other classes of equity securities cannot be added* • *Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed* • *It may be useful to set out issues of securities on different dates as separate line items*	
Subtract the number of fully paid ordinary securities cancelled during that 12 month period	
"A"	

+ See chapter 19 for defined terms.

Step 2: Calculate 15% of "A"	
"B"	0.15 *[Note: this value cannot be changed]*
Multiply "A" by 0.15	
Step 3: Calculate "C", the amount of placement capacity under rule 7.1 that has already been used	
Insert number of equity securities issued or agreed to be issued in that 12 month period *not counting* those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 *Note:* • *This applies to equity securities, unless specifically excluded – not just ordinary securities* • *Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed* • *It may be useful to set out issues of securities on different dates as separate line items*	
"C"	
Step 4: Subtract "C" from ["A" x "B"] to calculate remaining placement capacity under rule 7.1	
"A" x 0.15 *Note: number must be same as shown in Step 2*	
Subtract "C" *Note: number must be same as shown in Step 3*	
Total ["A" x 0.15] – "C"	*[Note: this is the remaining placement capacity under rule 7.1]*

+ See chapter 19 for defined terms.

Part 2

Rule 7.1A – Additional placement capacity for eligible entities	
Step 1: Calculate "A", the base figure from which the placement capacity is calculated	
"A" *Note: number must be same as shown in Step 1 of Part 1*	
Step 2: Calculate 10% of "A"	
"D"	0.10 *Note: this value cannot be changed*
Multiply "A" by 0.10	
Step 3: Calculate "E", the amount of placement capacity under rule 7.1A that has already been used	
Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A *Notes:* • *This applies to equity securities – not just ordinary securities* • *Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed* • *Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained* • *It may be useful to set out issues of securities on different dates as separate line items*	
"E"	

+ See chapter 19 for defined terms.

Step 4: Subtract "E" from ["A" x "D"] to calculate remaining placement capacity under rule 7.1A	
"A" x 0.10 *Note: number must be same as shown in Step 2*	
Subtract "E" *Note: number must be same as shown in Step 3*	
Total ["A" x 0.10] – "E"	*Note: this is the remaining placement capacity under rule 7.1A*